Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: March 2007

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F   X           Form 40-F
                                  -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes                    No   X
                            -----                 ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

1. March 5, 2007 German Press Release - SGL Carbon Expands Position in Carbon Fibers and Composites

2. March 8, 2007 German Press Release - SGL Group Develops ECOPHIT Innovative Graphite Construction Material

3.          March 8, 2007 German Press Release - SGL Group 2006 Financial
            Results

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SGL CARBON Aktiengesellschaft



Date: March 8, 2007                 By: /s/ Robert J. Kohler
                                        ------------------------------
                                        Name:  Robert J. Koehler
                                        Title: Chairman of the Board of
                                               Management


                                    By: /s/ Sten Daugaard
                                        ------------------------------
                                        Name:  Mr. Sten Daugaard
                                        Title: Member of the Board of Management

                                                                       EXHIBIT 1

SGL Carbon further expands its position in carbon fibers and composites with joint ventures and capital expenditure

o Joint venture with Lenzing AG to ensure raw material supply in the long term
o Successful market launch of a new high-performance carbon fiber developed in conjunction with Mitsubishi Rayon
o Construction, startup and planning of three further carbon fiber production lines
o    Commissioning of a modern carbon fiber prepreg plant in Meitingen
o Acquisition of majority share in joint venture with F.A. Kumpers GmbH for processing carbon fibers

Wiesbaden, March 5, 2007. Steadily increasing prices for energy and raw materials as well as growing demand for increasingly scarce resources require ever greater use of energy-saving, high-performance materials. Carbon fibers are indispensable here. They make it possible to manufacture materials which are both considerably lighter and more robust, and feature exceptional properties.

One important example is the new generation of airplanes such as the Airbus A380, Boeing 787 and Airbus A350. As a result of the heavy stress-factor, the wind energy industry also needs carbon fiber materials for its new blades with spans of up to 60 meters. Carbon fibers are also used for sports equipment such as golf clubs, hockey sticks and tennis racquets as well as kayaks and bicycles. Racing yachts competing for the America's Cup are now manufactured entirely from carbon, too. Carbon fibers are also becoming more popular for normal yachts as a material with which to produce heavy-stressed parts such as masts. The automotive industry also increasingly focus on this innovative material, initially in the premium vehicles and super sports cars from the major manufacturers. In addition, Carbon fibers are already used in special parts of upper mid-range vehicles.

As early as the end of the 1990s, SGL Carbon began to serve this trend with its development division SGL Technologies (SGL T) in appropriate R&D programs and pilot plants. SGL Carbon is now beginning to see the fruits of this development in the Business Unit Carbon Fibers and Composites (CFC), which has emerged out of the former SGL T. The newly created business unit, which bundles the entire added value chain from carbon fiber to composite material is now being steadily expanded with acquisitions, joint ventures and capital expenditure for new production facilities. CFC is one of the two Business Units combined in SGL Carbon's "Advanced Materials" Business Area and is an essential driver for future profitable growth. The second Business Unit in Advanced Materials, Graphite Materials and Systems (GMS), manufactures products from specialty graphite for the solar, lithium-ion battery and nuclear power industries, graphite foils for air-conditioning and heat management as well as graphite products for the construction of plants in the chemical and environment industries.


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

CFC's strategy aims at the supply of carbon fibers and relevant semi-finished products for customers in industrial applications such as the wind, automotive and sports industries. In recent months, the following steps were taken in this respect:

1. As a result of the agreement on a joint venture with Lenzing AG concluded early March 2007, SGL Carbon has now secured long-term supply of the raw materials it requires for production of carbon fibers. In this joint venture, a special polyacrylonitrile fiber precursor, the respective raw material for carbon fibers, is to be manufactured. Therefore, the Company will become independent of the purchase of the precursor. The joint venture is subject to final approval of the german antitrust authorities.

2. In addition, SGL Carbon has now successfully launched on the market a high-quality multi-filament carbon fiber as part of its strategic alliance with the Japanese Mitsubishi Rayon Corp. (MRC). Compared to the low-filament fibers common on the market, production of these carbon fibers is particularly cost-effective while maintaining the high standard of quality. Long-term purchase agreements have already been concluded with a major customer from the wind energy industry.

3. In order to satisfy the increasing demand from customers worldwide, SGL Carbon has started and implemented various capital expenditures to increase its carbon fiber capacity. Already in 2006, work began on construction of an additional carbon fiber production line in the plant in Inverness/Scotland. This will start production in August 2007. A further line for Inverness is already being planned and will be ready in 2008. Moreover, a third line is planned for 2008 as part of another joint venture with Lenzing AG in Germany. In the mid-term planning over the next five years, SGL Carbon will spend a total budget of (euro)80 million for this capital expenditure measures. This will lead to carbon fiber capacity increases from 2,000 tons at present to 6,000 tons.

4. In December 2006, SGL Carbon commissioned one of the most modern plants for production of carbon fiber prepreg in Meitingen. Beside multi-axial fabrics, prepeg is an important carbon fiber-based fabric product, which is used in a number of different industries. For example, with this product the Company supplies also one of the leading manufacturers of wind energy plants worldwide.

5. In January 2007, SGL Carbon acquired a majority interest in F.A. Kumpers GmbH. As a result of this joint venture, the Company has acquired innovative technologies for processing its carbon fibers in multi-axial fabrics. These allow direct access to the large market potentials for carbon fibers, particularly in the wind energy and automotive industries. The Company is thus planning to become one of the leading manufacturer for carbon fibers and carbon fiber composites in both industries.

SGL Carbon is the only European manufacturer in the highly concentrated global carbon fiber market and plans to further expand its position with carbon fibers and composites on the basis of acquisitions, joint ventures and capital expenditure.

The Company will provide more information on the Company's repositioning at its year-end press conference on March 8, 2007.



SGL Carbon
----------

SGL Carbon is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Carbon's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Carbon's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Carbon's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from SGL Carbon are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2005, the Company's workforce of 5,300 generated sales of (euro) 1 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.



Contact person:
---------------
Corporate Communications / Press office / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 611 60 29 101 / Mobile : +49 170 540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de

                                                                       EXHIBIT 2

SGL Group has developed an innovative graphite construction material for use in building air conditioning systems

Wiesbaden, March 8, 2007. The SGL Group will be presenting its innovative graphite construction material ECOPHIT(TM) for use in air conditioning systems at the ISH from March 6 to 10 in Frankfurt. The ISH is the world's leading trade show for bathroom, building, energy, air-conditioning technology and renewable energies.

Due to the rise in temperatures caused by climate change and the resulting high room temperatures in buildings and offices, the demand for efficient, environmentally friendly systems for air-conditioning in buildings is increasing. As the indoor environment has a decisive influence on the well-being and productivity of people, room air conditioning is becoming increasingly important in the field of technical building equipment. For this reason, integral, energy-efficient and environmentally friendly concepts for room cooling, heating and ventilation systems are absolutely essential in new buildingprojects and the refurbishment of existing buildings.

As an innovative material based on expanded natural graphite, ECOPHIT(TM) is used in building air-conditioning systems to ensure optimum heat distribution. The material is therefore particularly suitable for use in panel heating and cooling systems and forms the new basic material for cooling ceilings, surface tempering and latent heat storage (PCM) systems. Thanks to its excellent thermal conductivity, ECOPHIT(TM) can improve the performance of existing air-conditioning systems in buildings (cooling ceilings, for example) significantly. In addition, ECOPHIT(TM) allows innovative heat distribution and heat storage systems to be developed - while protecting the environment and natural resources on a long-term basis.

The ECOPHIT(TM) product family includes both foils and plates in very different thicknesses as well as granules and powder made from expanded natural graphite. Furthermore, PCM/graphite composite materials are manufactured from these products and used in high-performance thermal energy storage systems.

Not only is natural graphite very light as well as an excellent thermal and electrical conductor, it also presents no health risks and is non-flammable, soft, compressible, non-ageing, sound-absorbent and electromagnetically shielding.

The SGL Group will be presenting the ECOPHIT(TM) product family at the ISH in hall 5, booth C 80, from March 6 to 10, 2007.



(ECOPHIT(TM) pending trademark application by  SGL Group companies)


SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden (Germany)
Phone: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

SGL Group - The Carbon Company
------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.


Contact for the specialist press:
---------------------------------

Axel Winkler / Phone: +49 8271 83 1354 / Fax: +49 8271 83 2419 /
Cellphone: +49 171 12 60 301 / e-mail: axel.winkler@sglcarbon.de

Contact Corporate Communications:
---------------------------------

Stefan Wortmann / Phone: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 /
Cellphone:  +49 170 540 2667 / E-mail:  stefan.wortmann@sglcarbon.de  /
Internet: www.sglcarbon.de



Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.

                                                                       EXHIBIT 3


SGL Group: Record EBIT expected for 2007

o    Sales revenue +11 % to (euro)1,191 million
o    EBIT +51 % to (euro)170 million
o    Net debt reduced from (euro)265 million to (euro)229 million
o    Mid-term goals raised due to strategic further development

Wiesbaden, March 8, 2007. The SGL Group achieved all targeted goals for 2006, and in some cases significantly surpassed them. EBIT before effects from EU antitrust proceedings increased by more than 50 % to (euro)170 million due to further cost reductions of (euro)26 million resulting from the SGL Excellence Program as well as the economic tailwind in the key customer industries. This was reflected in an 11 % increase in Group sales to (euro)1,191 million. The return on sales for the Group increased from 11 % in 2005 to 14 % in the reporting year. There was also a further improvement in the balance sheet structure in 2006. Net debt was reduced by (euro)36 million to (euro)229 million; gearing reached the target value of 0.5. The SGL Group is also confident of being able to increase sales revenue and earnings considerably in 2007. The mid-term goals were also raised due to the implementation of important strategic further developments.

Profit before tax increased by more than 60 %
In 2006, the SGL Group fully provided for the antitrust fines for the last time. In response to the decision of the European Court of Justice (ECJ) and as a result of provisions having been established as a precaution, there were final expenses for antitrust proceedings totaling (euro)32 million. This contains
(euro)23 million in regard to the ECJ decision from June 2006 and (euro)9 million increase in provision for the two remaining court proceedings. This results in EBIT of (euro)138 million after antitrust proceedings in the reporting year (compared to (euro)113 million in the previous year). As announced, net financing costs decreased significantly by (euro)17 million to -(euro)49 million in 2006. This positive development can essentially be attributed to the significant reduction in financial liabilities. Following the deduction of the ECJ interest expense of (euro)13 million which accrued in 2006, this results in a profit before tax of (euro)76 million - (euro)29 million or 62 % more than in 2005. Without the extraordinary expenses from the EU antitrust proceedings, profit before tax is (euro)121 million, which corresponds to an increase of 157 % in comparison to the previous year. As expected the tax rate rose from 41 % to 46 %. However, it should be taken into consideration here that the EBIT effective EU antitrust expenditure constitutes a non-tax deductible expense. Furthermore, the company has not generated any deferred tax assets on the additional interest expenditure from the European Court of Justice decision. On this basis, a tax rate of 29 % comparable to the previous year is calculated for the reporting year. Net profit of about (euro)41 million was (euro)13 million higher than in 2005. Earnings per share climbed from (euro)0.50 to
(euro)0.66.

SGL CARBON AG
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Gearing reaches mid-term goal of 0.5
Operating cash flow increased by (euro)24 million to (euro)112 million. Capex expenses increased from (euro)45 million to (euro)65 million. Due to this considerable rise in capital expenditure activities, free cash flow (before antitrust payments) came to (euro)48 million, and thus fell below the previous year's level ((euro)57 million). Net profit and positive cash flow were used to improve the balance sheet structure, in particular to reduce debt. This resulted in a reduction of net debt from (euro)265 million to (euro)229 million. Gearing was reduced from 0.8 to the mid-term goal of 0.5. The equity ratio increased year-on-year from 27.2 % to more than 35 %.

Significant improvement in performance of all Business Areas

Carbon and Graphite (CG): Increase in profitability from 19 % to 24 %
Driven primarily by a very good business in the steel industry, CG sales increased by 11 % to (euro)716 million (previous year: (euro)644 million). As announced, the strategic focus lay on achieving price increases respectively improved margins and not on volume policy. Accordingly, deliveries at 209,000 tons of graphite electrodes were below the 2005 record level of 222,000 tons. Price increases more than compensated for the considerable increases in important raw materials and energy costs. The cathode business for the aluminum industry, carbon electrodes and furnace linings also performed positively in 2006. EBIT in CG therefore increased over-proportionally by 40 % to (euro)171 million. The return on sales rose from 19 % to 24 %. In addition to the strong growth in sales revenue, the cost reduction programs had a positive effect in 2006, with savings of (euro)14 million.

Specialties (S): 60 % surge in earnings
Driven by high demand from the solar, LED, and semiconductor industries, Lithium-Ion batteries as well as all industrial applications, sales in the Specialties Business Unit increased by 14 % to (euro)301 million. Thanks to the very good demand from the chemical industry, the Process Technology area achieved a 17 % increase in sales. On a regional level, the main business growth area was in Asia. Additional companies were established in India and China - as part of the company's expansion into Asia. EBIT in this Business Area increased by 60 % from (euro)20 million to (euro)32 million. Return on sales rose accordingly from 8 % in 2005 to 11 %. In addition to optimization of the production system, it was mainly quantity and price effects which contributed to this margin improvement.

SGL Technologies (SGL T): high growth in carbon fibers
The very good performance of the Technologies Business Area in 2006 was characterized by growth in carbon fibres (for wind energy, for example) and in carbon-ceramic brake discs for high-quality vehicles. Sales increased by 8 % to
(euro)171 million. EBIT in the SGL T Business Unit was just short of breaking even in 2006. The reason for this is ongoing startup costs in connection with the brake disc business, which had to cope in 2006 with development costs in regard to five new models from Porsche and AUDI. Without taking into account the extraordinary positive effect on earnings from the Audi development contract in 2005, there is a year-on-year EBIT improvement.

Corporate costs influenced by special effects
Corporate costs increased in the reporting year by (euro)3 million to (euro)32 million. The costs of the management holding and the central service divisions assigned to it are included here. However, this increase was mainly due to the costs of implementing and auditing the US Sarbanes-Oxley Acts (SOX), which was to be applied in 2006 for the first time.

Corporate and organizational structure to follow growth strategy
In order to make optimum use of future growth potential, the SGL Group has changed its corporate and organizational structures with effect from February 1, 2007. Accordingly, the previous organizational structure consisting of the Business Areas Carbon and Graphite, Specialties and SGL Technologies was transformed into two Business Units Performance Products und Advanced Materials by streamlining the structures. The external and internal reporting for the three Business Units Performance Products (PP), Graphite Materials & Systems
(GMS) and Carbon Fibers & Composites (CFC) takes place within these two segments. The Company will report in this structure in the first quarter of 2007 for the first time. SGL has made decisive progress in recent years and is once again synonymous with growth and earnings power thanks to a continued good performance. The goal for the future is to be the leading carbon company. This view is also reflected in the new Company name "SGL GROUP - The Carbon Company".

Consolidated earnings set to reach record level in 2007
In light of the very good economic environment and the positive forecasts for all three Business Areas, SGL is confident that it will be able to increase both sales and earnings in 2007. Assuming that exchange rates remain stable and that no unpredictable events occur, consolidated sales should increase year-on-year by 7 % to 10 %. A stronger improvement in operating profits compared to growth in sales is expected. The aim is to surpass the historically record operating earnings of (euro)192 million. In view of the moderate improvement in the net financing costs and restructuring expenses not currently being evident, SGL is expecting profit before and after taxes to increase at a slightly higher rate than the operating profits. The same applies to earnings per share. This development should impact cash flow positively. It will be used mainly to finance our continued growth in 2007. The equity ratio is expected to increase further in 2007.

Mid-term goals raised due to strategic further development
In particular, the newly created Business Unit Carbon Fibers & Composites (CFC) will benefit strongly from the paradigm shift for traditional materials in the years to come. As the only European company with integrated Carbon Fiber capacities, SGL will exploit beneficially its strength in high temperature, carbonization and graphitization know how. The carbon fibers and carbon composites produced in CFC are increasingly being called upon as substitutes for traditional materials, thanks to their unique properties such as lightness and stiffness. The mid-term goals in this Business Unit for 2007 to 2011 are average growth in sales revenue of over 15 % per year and a targeted return on sales of more than 10 %.

Graphite Materials & Systems (GMS) are set to grow by 6 to 8 % per year and achieve a return on sales of 10 to 15 %. For Performance Products (PP), the company has set itself average volume growth of 2 to 3 % and a return on sales of over 20 %.

For the entire SGL Group, the current mid-term goal for the return on sales has been raised accordingly from 10 - 15 % to 12 - 16 %. Consolidated sales in 2011 are set to by 40 to 50 % above the 2006 level.


SGL Group - The Carbon Company
------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With more than 35 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,249 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

From 10am onwards, you will find the up-to-date company presentation for today's analyst meeting and conference call on the SGL Group Internet site (www.sglcarbon.com).

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.

Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170  540 2667
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

Key figures of SGL Group
(audited / (euro)m)

                                                                                 Fiscal year
                                                                                 -----------
                                                             2006                   2005                  Change

Sales revenue                                              1,190.8                1,068.8                  +11 %

EBITDA (1)                                                  223.4                  177.9                   +24 %

EBIT (1)                                                    170.0                  112.8                   +51 %

Return on sales (2)                                        14.3 %                  10.6 %                    -

Net financing costs (1)                                     -48.7                  -65.6                   -26 %

Profit before tax                                           76.4                    47.2                   +62 %

Net profit (3)                                              40.7                    28.2                   +46 %

Earnings per share in (euro)                                0.66                    0.50                   +32 %

Cash flow from operating activities (4)                     111.7                   87.7                   +27 %

(1) Before EU antitrust expenses
(2) Ratio of EBIT to sales
(3) After minority interest
(4) Before antitrust payments, excluding currency effects


                                                                    Dec. 31,               Dec. 31,
                                                                     2006                   2005                 Change

Total assets                                                        1,260.8                1,190.5                   +6 %

Shareholders' equity                                                  445.0                  322.1                  +38 %

Net debt                                                              229.1                  264.7                  -13 %

Gearing (5)                                                             0.5                    0.8                    -

Equity ratio (6)                                                       35.3 %                 27.1 %                  -

Capital expenditures                                                   65.2                   44.7                  +49 %

Depreciation/amortization                                              53.4                   65.1                  -18 %

Number of employees (year-end)                                        5,249                  5,263                  +-0 %

(5) Net debt divided by shareholders equity
(6) Shareholders equity divided by total assets

                                       6